Exhibit 99.2

Vesta Announces Pricing of Follow-On Offering

Mexico City, Mexico, May 14, 2026 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”) (NYSE: VTMX; BMV: VESTA), a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico, today announced the pricing of its global offering of 1,199,285 American Depositary Shares, or ADS, at a price of US$34.62 per ADS in the United States (the “International Offering”) and 58,054,784 common shares at a price of Ps.$59.50 per common share in Mexico (the “Mexican Offering”, and together with the International Offering, the “Global Offering”). Each ADS represents 10 common shares of Vesta. The underlying common shares are registered in the Mexican National Securities Registry (Registro Nacional de Valores; the “RNV”), which is maintained by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores; the “CNBV”). The Global Offering is expected to close on May 18, 2026, subject to customary closing conditions.

The international underwriters have been granted a 30-day option to purchase up to 10,507,140 additional common shares represented by ADSs. Any common shares represented by ADSs sold under the option will be sold on the same terms and conditions as the initial common shares represented by ADSs, that are the subject of the International Offering.

Vesta intends to use the net proceeds from the offering to fund its growth strategy, as described in its prospectus supplement.

Barclays, J.P. Morgan and Morgan Stanley are acting as joint global coordinators of this offering. BofA Securities, BTG Pactual and Santander are acting as joint book-runners.

The International Offering in the United States and elsewhere (outside Mexico) was made only by means of a prospectus and a prospectus supplement. Copies of the prospectus supplement related to the offering may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847); J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com); or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 (or by email to: prospectus@morganstanley.com).  The Mexican Offering was conducted pursuant to a preliminary prospectus and a final prospectus publicly available at the sites of the CNBV and the Mexican Stock Exchange.

The Company has filed an automatically effective shelf registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates and has received an approval from CNBV to conduct a public offering in Mexico. Before you invest, you should read the prospectus in that registration statement and the Mexican preliminary and final prospectuses, including the documents incorporated by reference therein, any accompanying prospectus supplement and other documents the Company has filed or will file with the SEC and the CNBV for more complete information about the issuer and this offering. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov.

The ADSs have not been and will not be registered with the RNV, maintained by the CNBV, and may not be offered or sold publicly in Mexico. The common shares underlying the ADSs have been registered with the RNV; registration of the common shares with the RNV does not imply any certification as to the investment quality of the common shares underlying the ADSs, our solvency, liquidity, credit quality or the accuracy or completeness of the information contained herein, and does not ratify or validate any actions or omissions, if any, undertaken in contravention of applicable law.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2026, Vesta owned 231 properties located throughout Mexico’s key trade, logistics corridors with the U.S., manufacturing centers and urban areas, totaling a GLA of 43.0 million sf (4.0 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging.

Investor Relations in Mexico:

Juan Sottil, CFO
jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext.133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext.163

In New York:

Barbara Cano

barbara@inspirgroup.com

Tel: +1 646 452 2334